Exhibit 99.6

EXHIBIT 99.6

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Annual Report on Form 40-F of our report dated February 17, 2017, with respect to the consolidated statements of financial position of Richmont Mines Inc. (the “Corporation”) as at December 31, 2016 and 2015, and the consolidated statements of comprehensive income, the consolidated statements of changes in equity and the consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting of the Corporation as at December 31, 2016.

/s/ Raymond Chabot Grant Thornton LLP1

Montreal, Canada

March 28, 2017

1 CPA auditor, CA, public accountancy permit No. A121855